January 11, 2008

Mr. Christian Windsor

Special Counsel

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	AMCORE Financial, Inc.
Form 10-K for December 31, 2006, filed March 15, 2007
File Number 0-13393

Dear Mr. Windsor:

Reference is made to the letter (the “Comment Letter”), dated December 17, 2007, addressed to Lori M. Burke, Executive Vice President and Chief Human Resources Officer of AMCORE Financial, Inc., a Nevada corporation (“AMCORE”), from the Securities and Exchange Commission (the “Commission”), with respect to AMCORE’s response letter, dated November 16, 2007, responding to the Commission’s comment letter dated October 18, 2007 with respect to the above referenced Form 10-K of AMCORE.

On behalf of AMCORE, I am writing to respond to the Comment Letter. For the convenience of your review, set forth below is the comment contained in the Comment Letter followed by AMCORE’s response.

Schedule 14A

Annual Incentive/Bonus, page 10

We note your response to our prior comment regarding the need for quantified, target information upon which bonuses are based. We do not find that you have established any competitive harm if you were to disclose this information, given that the figures would be for the prior year. Disclose the referenced target figures in your future filings, or tell us how the company will be subject to competitive harm as contemplated by Instruction 4 to Item 402(b) of Regulation S-K.

Response:

AMCORE believes that its financial targets may be omitted due to the risk of competitive harm. Set forth below is additional detailed analysis in support of this conclusion addressing how the disclosure of AMCORE’s financial targets might be expected to affect the particular business decisions and actions of AMCORE’s competitors, and in doing so, place AMCORE at a competitive disadvantage.

Mr. Christian Windsor

January 11, 2008

1.	“Road Map” For Competitors

As disclosed in AMCORE’s Annual Report on Form 10-K for 2006, active competition exists for all services offered by AMCORE from a variety of sources, including other national and state banks, savings and loan associations, credit unions, finance companies, personal loan companies, brokerage and mutual fund companies, mortgage bankers, insurance agencies, financial advisory services, and other financial institutions serving AMCORE’s market areas.

Many of AMCORE’s financial targets for bonuses, such as earnings per share, return on equity and revenue, are designed to be highly specific financial targets tied to execution by management on its strategic initiatives, thereby providing a short line of sight between performance on specific initiatives and executive compensation. These financial targets represent a “roadmap” of AMCORE’s strategic focus, priorities and objectives for the relevant periods by providing detailed information regarding the level of AMCORE’s commitment of resources, and therefore AMCORE’s performance goals, associated with each of AMCORE’s stated strategic initiatives. If AMCORE were to disclose its financial targets in its filings with the Commission, AMCORE’s competitors would be able to obtain a view of AMCORE’s commitments to each of its strategic initiatives and to adjust their strategic efforts and resource commitments in a responsive fashion.

2.	Asymmetry of Information

Many of AMCORE’s competitors, especially in the rural markets AMCORE serves, are privately-held companies that do not file periodic reports with the Commission. As a result, compelling AMCORE to disclose its particular financial targets and therefore its competitive strategy, would put AMCORE at a significant competitive disadvantage in all facets of its operations because many of AMCORE’s competitors would have access to more information about AMCORE’s strategies than such competitors are required to disclose. This asymmetry of information would allow these non-public competitors to tailor their strategies and pricing decisions with the unfair advantage of having insight into the likely direction of AMCORE’s strategic decisions. The disclosure of such financial target information would also allow such non-public competitors (and, even public competitors) to attempt to influence AMCORE’s customers and/or employees based upon either AMCORE failing to meet such financial targets or AMCORE exceeding such financial targets. For example, if AMCORE failed to meet its financial targets, a competitor might point out such failure to AMCORE’s customers and/or employees and the potential implications of such failure (e.g., a competitor may argue that AMCORE is struggling and may be subject to a takeover, or it may identify an opportunity for hiring of senior level staff during a period of weakness).

Based upon the above analysis, AMCORE would be placed at a competitive disadvantage because competitors could obtain a view of AMCORE’s strategic initiatives and tailor their strategic efforts and resource commitments in response and because competitors could use AMCORE’s results as measured against such targets to influence AMCORE’s customers and employees to AMCORE’s detriment.

In addition, AMCORE acknowledges that:

Mr. Christian Windsor

January 11, 2008

•	AMCORE is responsible for the adequacy and accuracy of the disclosure in all filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AMCORE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance, please do not hesitate to let us know. I can be reached at (815) 961-7152.

Sincerely,

/s/ Lori M. Burke
Lori M. Burke
Executive Vice President and Chief Human Resources Officer

cc:	Kenneth E. Edge, Chairman of the Board and Chief Executive Officer

Donald H. Wilson, President and Chief
Operating Officer